                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                           SEC FILE NUMBER
                                                                 33-12613-NY

                                                                CUSIP NUMBER
                                                                 22-2814206

                  (Check One):

    [X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and
                           Form 10-QSB [] Form N-SAR

         For Period Ended:              June 30, 1997
                          -----------------------------------------------------
         [] Transition Report on Form 10-K
         [] Transition Report on Form 20-F
         [] Transition Report on Form 11-K
         [] Transition Report on Form 10-Q
         [] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------------------------

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
   the Item(s) to which the notification relates:    ALL
                                                 ------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Former Name if Applicable
                         CELESTIAL VENTURES CORPORATION
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Address of Principal Executive Office (Street and Number)
         382 Route 59, Section #310, Monsey, New York 10952
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         City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

[   ] (a) The reasons described in detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Independent Auditors, Raich Ende Malter Lerner & Co. have advised the Company in the 2 ( c ) attachment hereto that additional time is required to complete the annual audit. It is expected that the Form 10-KSB will be filed before the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

      Irwin Schneidmill                          (914)            369-0132
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            (Name)                            (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ]  Yes          [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ X ]  Yes          [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached Rider.

                         CELESTIAL VENTURES CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized

Date  September 29, 1997                    By  /s/ Irwin Schneidmill
      -------------------------------           -------------------------------
                                                Irwin Schneidmill, President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violation [See 18 U.S.C. 1001]

                         CELESTIAL VENTURES CORPORATION

RIDER TO FORM 12b-25

PART IV - OTHER INFORMATION

         (3) Effective October 1, 1996 the Registrant sold it's wholly owned subsidiary, Remarkable Office Products, Inc. This sale, detailed in Form 8-K dated November 21, 1996 and the Form 10-QSB for the quarter ended December 31, 1996 resulted in a substantial change in the Registrant's earnings for the year June 30, 1997.

EXHIBIT II-C

                         RAICH ENDE MALTER LERNER & CO.
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                          Certified Public Accountants


September 29, 1997

Mr. Irwin Schneidmill
Celestial Ventures Corporation
382 Route 59
Section #310
Monsey, New York 10952

Dear Mr. Schneidmill:

         This is to notify you that we will not be able to complete the audit of Celestial Ventures Corporation by the due date for filing Form 10-KSB without unreasonable effort or expense. We expect to complete our procedures and issue our audit report within 15 days.

                                                 Sincerely,

                                                 RAICH ENDE MALTER LERNER & CO.

                                                 Ellis A. Ende